Exhibit 99.367

September 28, 2021

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

The Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Government of Newfoundland and Labrador Financial Services Regulation Division

Nova Scotia Securities Commission

Prince Edward Island Securities Office

Financial and Consumer Affairs Authority of Saskatchewan

Marcum LLP

Dale Matheson Carr-Hilton Labonte LLP

Re:	Nextech AR Solutions Corp. (the “Company”)
Notice of Change of Auditor

Pursuant to National Instrument 51-102, Nextech AR Solutions Corp. (the “Company”) hereby advises that Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, has resigned as auditor of the Company effective September 28, 2021. Notice of a change of auditor is provided as follows:

1.	There have been no modified opinions expressed in the audit reports of Dale Matheson Carr-Hilton Labonte LLP for their audits of the Company’s most recently completed financial year or for any period subsequent to the most recently completed financial period for which an audit report was issued by Dale Matheson Carr-Hilton Labonte LLP.

2.	The Company is of the opinion that there were no “reportable events” as defined in National Instrument 51-102, which occurred for the Company’s two most recently completed financial years or for any period subsequent to the most recently completed financial period of which an auditor’s report was issued.

3.	The resignation of Dale Matheson Carr-Hilton Labonte LLP, and the appointment of Marcum LLP, as the auditor of the Company was considered and approved by the Board of Directors of the Company.

Best Regards,

NEXTECH AR SOLUTIONS CORP.

Per:

Evan Gappelberg
CHIEF EXECUTIVE OFFICER & DIRECTOR

NEXTECH AR SOLUTIONS CORP. of Suite 1200 – 750 West Pender Street, Vancouver, BC V6C 2T8